Queens

Queens

LETTER ⌄

Dear investors,

This past year has been a year of learning and new iterations. It was our first full calendar year as a food company, and so we have been getting better and better each day. We've made necessary changes to branding, product, as well as distribution strategies to better position Queens moving into 2025 and beyond. We are continually navigating the CPG landscape and market and appreciative of how far we've come but also how far we have yet to go. Thank you for continuously supporting our brand and company.

We need your help!

if there are any investors with expertise on CPG marketing and/or shipping logistics, would love to chat further! In addition, any feedback on interfacing with the products in store, would be helpful.

feedback on interfacing with the products in store, would be helpful. Lastly, any introductions to new accounts/stores in your respective areas would be very helpful. Or if there is a store in your neighborhood, please let them know that they should be carrying Queens products!

Sincerely,

Eddo Kim

Co-Founder and Managing Member

Clara Lee

Co-Founder and Managing Member

How did we do this year?



REPORT CARD

A-

☺ The Good

- new packaging for our products
- new sales channel: Faire
- penetration into desired groceries and stores

☹ The Bad

☹ The Bad

east coast accounts have declined

e-commerce/D2C sales are still inconsistent

shipping costs are still a large deterrent

2024 At a Glance

January 1 to December 31



$204,161 [41%]

Revenue



-$31,297

Net Loss



$5,892 +56%

Short Term Debt



$97,000

Raised in 2024



$4,252

Cash on Hand
As of 03/31/24

INCOME BALANCE NARRATIVE


Revenues
Profit
$346,834
-$35,198
$204,161
-$31,297
2023
2024

Net Margin: -15% Gross Margin: 67% Return on Assets: -43% Earnings per Share: $0.00

Revenue per Employee: $68,054 Cash to Assets: 22% Revenue to Receivables: 1,821

Debt Ratio: 1,843%

GAAP_Financial_Statement.pdf

We ❤ Our 116 Investors

Thank You For Believing In Us

Jennifer Indeliclae
Keeley McGowan
Arisa Shiraishi
Daniel Ahn
Stelanie Lu Vetta...
Su M
Hong Kim
Momota Egawa
Jessica Tsai
Tart VINEGAR
Timothy Villanueva
Christine Oh

Esther Lee	Susan Jacobsen	Ella Elysa	Marc Pittenger	Emily Eisen	Max Levy
Madeleine Ong	Winnie Ngo	Stephen Cho	Christine Chang	Geena Chen	Sangwon Sung
Moka Pantages	Richard K	Diljot Sachdeva	Maria Leeman	Wong Cheng Hoong	James Berkel
Caitlyn Moy	Myoung Cha	Alexis Roemmer	Reggie Griner	Madeline Chen	Amy Sung
Max Houtzager	Kevin Liu	Julia Wang	Cathy Lee	Robert Lee	Shelby Thuruthumalil
Gene Kim	Sharon Oh	Mark Cheng	Priyankar Zaman...	Emily WANG	Ed Lee
Yun Park	Alina Kim	Apoorva Shenoy	Jihyun Oh	Annie Dickerson	Edwin Miyashiro
Judith Liao	Kendl Tovey	Kavin Lam	Jj Weber	Dylan Bigby	Sydney Meheula
Matthew Morford	Andrea Alabastro	IRA Yeung	Christine Chen	Esther Jeong	Cathy Ye
Jennifer Wong	Tyler Kim	Alex Park	Thomas Romandi	Clara Lee	Peter Moore
Jane Lee	Seanna Vien	Joseph Boyer	Sana Javeri Kadri	Yumahara Garcia...	Esther Park
Nicolas Crowell	Hannah Shulman	Anna Lee	Bing Wang	Nicole Bae	Bryce Kaufman
Angela Marsh	Clarissa Soong	Soren Schillig	Zyrek Castelino	David K	Tiffani Patton
Andy Eblin	Eileen Lee	Yolanda Ramírez	Carol Kim	Roohi Rustum	

Thank You!

From the Queens Team



Eddo Kim

Co-Founder and Managing Member

Formerly Penn, Columbia, Harvard, nonprofit sector // currently ops and biz dev at Queens



Clara Lee

Co-Founder and Managing Member

Formerly Cornell, Harvard, EdTech sector // currently culinary and creative at Queens

Details

The Board of Directors

Director	Occupation	Joined
Edward Kim	Managing Member @ QUEENS SF, LLC	2019
Clara Lee	Managing Member @ Queens SF, LLC	2019

Officers

Officer	Title	Joined
Edward Kim	Managing Member	2019

Voting Power ❓

Holder	Securities Held	Voting Power
Edward Kim	50 Membership Interests	50.0%
Clara Lee	50 Membership Interests	50.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2018	$35,000		Section 4(a)(2)
02/2019	$65,000		Section 4(a)(2)
02/2019	$20,000		Section 4(a)(2)
02/2019	$50,000		Section 4(a)(2)
04/2019	$185,000		Section 4(a)(2)
07/2019	$10,000		Section 4(a)(2)
08/2019	$60,000		Section 4(a)(2)
11/2019	$50,000		Section 4(a)(2)
02/2021	$5,000		Section 4(a)(2)
09/2021	$20,000		Section 4(a)(2)
10/2021	$10,000		Section 4(a)(2)
11/2021	$50,000		Section 4(a)(2)
11/2021	$225,000		Section 4(a)(2)
04/2022	$10,000		Section 4(a)(2)
10/2022	$15,000		Section 4(a)(2)
06/2023	$15,000		Section 4(a)(2)
07/2023	$100,000		Section 4(a)(2)
10/2023	$75,000		Section 4(a)(2)
11/2023	$104,600		4(a)(6)
02/2024	$10,000		Section 4(a)(2)
03/2024	$25,000		Section 4(a)(2)
07/2024	$25,000		Section 4(a)(2)
12/2024	$7,000		Section 4(a)(2)
12/2024	$5,000		Section 4(a)(2)

12/2024	$5,000	Section 4(a)(2)
12/2024	$5,000	Section 4(a)(2)
12/2024	$5,000	Section 4(a)(2)
12/2024	$10,000	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
12/01/2018	$35,000 ❓	3.04%	56.0%	$1,538,462	05/01/2024
02/01/2019	$65,000 ❓	3.04%	43.0%	$2,000,000	01/31/2024
02/01/2019	$20,000 ❓	3.04%	56.0%	$1,538,462	01/31/2024
02/01/2019	$50,000 ❓	3.04%	56.0%	$1,538,462	12/31/2024
04/05/2019	$185,000 ❓	3.04%	56.0%	$1,538,462	01/31/2025
07/20/2019	$10,000 ❓	5.0%	56.0%	$1,538,462	01/31/2024
08/01/2019	$60,000 ❓	3.04%	56.0%	$1,538,462	01/31/2025
11/01/2019	$50,000 ❓	3.0%	56.0%	$1,538,462	11/30/2024
02/06/2021	$5,000 ❓	3.04%	56.0%	$1,538,462	06/30/2024
09/01/2021	$20,000 ❓	4.0%	43.0%	$2,000,000	12/31/2024
10/27/2021	$10,000 ❓	4.0%	43.0%	$2,000,000	09/30/2023
11/09/2021	$50,000 ❓	3.0%	43.0%	$2,000,000	11/30/2024
11/17/2021	$225,000 ❓	3.0%	56.0%	$1,538,462	11/30/2032
04/07/2022	$10,000 ❓	4.0%	43.0%	$2,000,000	12/31/2025
10/15/2022	$15,000 ❓	3.04%	28.6%	$2,500,000	10/30/2025
06/14/2023	$15,000 ❓	5.0%	7.0%	$3,500,000	12/31/2026
07/08/2023	$100,000 ❓	5.0%	28.6%	$2,500,000	12/31/2026
10/31/2023	$75,000 ❓			$3,000,000	
02/02/2024	$10,000 ❓			$2,500,000	
03/12/2024	$25,000 ❓			$2,500,000	
07/08/2024	$25,000 ❓			$2,500,000	
12/01/2024	$7,000 ❓			$2,500,000	
12/01/2024	$5,000 ❓			$2,500,000	
12/10/2024	$5,000 ❓			$2,500,000	
12/10/2024	$5,000 ❓			$2,500,000	
12/10/2024	$5,000 ❓				
12/10/2024	$10,000 ❓				

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Warrants:	0		
Options:	0		

Form C Risks:

We are still in the midst of a sale of our previous location. The proceeds of this sale will go towards paying down any remaining debt/liabilities. With that said, 100% of this raise on WeFunder will go towards the new business model.

This transition will require strategic communications to ensure that the general public understand the changes we are making to our business. After running a retail business for so long, we understand the risks of shifting to a new model of business.

We have not secured a new production space for the new location yet. We are actively searching for locations that allow us to cut monthly rent costs

There is a 6 month lead time for some of the products we are producing. There will not be revenue for these specific items. However, we will start with the items that are currently ready. There are also seasonality uncertainties/availability with some of these farm relationships that we have.

We will begin with a lean team to start. Depending on the volume of orders that come in we will have to staff up. With the lean team, there are challenges to adequately fulfilling purchase orders.

As sales increase, we will have to invest time, money, and energy into more compliance and regulations. Because of our limited knowledge on this, we will most likely hire a consultant. We can not predict the lead time for some of these compliance measures.

With rising costs in general, packaging and labeling costs are inevitably affected. Especially with our commitment to environmental sustainability, there is a risk of higher packaging costs and its effect on our bottom line.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units. As discussed in Question 13, when we engage in an offering of equity involving Unit, Investors may receive a number of units of Preferred Unit calculated as either the conversion price equal to the lesser of (i) 100% of the price paid per unit for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $3,500,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's unit as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Unit that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Unit are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will unit similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
QUEENS SF, LLC

California Limited Liability Company
Organized March 2015
3 employees
3674 18th Street
San Francisco CA 94110 https://queens-universe.com

Business Description

Refer to the Queens profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Queens is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.